Issuer Free Writing Prospectus dated January 31, 2019

Relating to Preliminary Prospectus dated January 28, 2019

Filed Pursuant to Rule 433

Registration No. 333-229394

This free writing prospectus relates only to the securities described below and updates, and should be read together with, the preliminary prospectus dated January 28, 2019, included in the issuer’s registration statement on Form S-1 (File No. 333-229394), which may be accessed on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing the issuer’s filings for the relevant date on the SEC web site): https://www.sec.gov/Archives/edgar/data/1730430/000104746919000263/a2237498zs-1.htm

Kiniksa Pharmaceuticals, Ltd.

2,654,984 Class A Common Shares

The offering

Class A common shares offered by us	2,654,984 shares

Option to purchase additional Class A common shares	398,247 shares

Concurrent private placement

One or more entities managed by Baker Bros. Advisors LP have agreed to purchase 2,000,000 of our Class A1 common shares in a private placement at a price equal to the public offering price of our Class A common shares in this offering

Public offering price per Class A common share	$18.26 per share

Class A common shares to be outstanding after this offering and the concurrent private placement	18,452,204 shares (18,850,451 shares if the underwriters exercise their option to purchase additional Class A common shares in full).

Total common shares to be outstanding after the offering and the concurrent private placement	54,144,631 shares (54,542,878 shares if the underwriters exercise their option to purchase additional Class A common shares in full).

Use of proceeds

We estimate that the net proceeds to us from our issuance and sale of 2,654,984 Class A common shares in this offering will be approximately $44.8 million (or $51.7 million if the underwriters exercise in full their option to purchase additional Class A common shares) and that the net proceeds to us from our issuance and sale of 2,000,000 Class A1 common shares in the concurrent private placement will be approximately $34.5 million, each based on the public offering price of $18.26 per share, after deducting the estimated underwriting discounts and commissions, estimated placement agent fees and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering and the concurrent private placement, together with our existing cash resources, to advance the clinical development of, and commercial preparation for, rilonacept, to advance the clinical development of mavrilimumab and KPL-716, and the remainder to fund new and ongoing research and development activities, including to advance the pre-clinical development of KPL-045 and KPL-404, and for working capital and other general corporate activities.

We anticipate that our existing cash, cash equivalents and short-term investments, together with the anticipated net proceeds from this offering and the concurrent private placement, will be sufficient to fund our operating expenses and capital expenditure requirements into 2021.

As adjusted balance sheet data

Based on the public offering price of $18.26 per share, as of September 30, 2018, on an as adjusted basis, cash, cash equivalents and short-term investments would have been approximately $417.2 million, working capital would have been approximately $392.8 million, total assets would have been approximately $426.4 million, and total shareholders’ equity would have been approximately $398.2 million.

As adjusted capitalization	Based on the public offering price of $18.26 per share, as of September 30, 2018, on an as adjusted basis, total capitalization would have been approximately $398.2 million.

Dilution

Based on the public offering price of $18.26 per share, as adjusted net tangible book value would have been approximately $398.2 million, or $7.36 per share, as of September 30, 2018. This represents an immediate increase in as adjusted net tangible book value of $0.91 per share to our existing shareholders and an immediate dilution of $10.90 per share to new investors purchasing Class A common shares in this offering and Class A1 common shares in the concurrent private placement.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the public offering to which this communication relates, which the SEC has declared effective. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with SEC for more complete information about the issuer and the public offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus relating to the public offering may also be obtained by contacting: J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone: 1-866-803-9204, or via email at prospectus-eq_fi@jpmchase.com; from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, via telephone: 1-866-471-2526, or via email: prospectus-ny@ny.email.gs.com; or from Barclays Capital Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 1 (888) 603-5847, Email: barclaysprospectus@broadridge.com.

This communication should be read in conjunction with the preliminary prospectus dated January 28, 2019. The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in the preliminary prospectus.